

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

David M. Engert, President and CEO
Nighthawk Radiology Holdings, Inc.
4900 N. Scottsdale Road, 6th Floor
Scottsdale, AZ 85251

> **Re: Nighthawk Radiology Holdings, Inc.**
> **Amendment No. 1 to Schedule 14A**
> **Filed November 5, 2010**
> **File No. 000-51786**

Dear Mr. Engert:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Background of the Merger, page 17

1. We note your revised disclosure on page 18 in response to comment three of our letter dated November 3, 2011. Please also revise to provide Mr. Broshy's position with Providence.

Opinion of Financial Advisor to NightHawk, page 27

2. We note your response to comment nine of our letter dated November 3, 2010 and reissue that comment in part. Please provide more detailed disclosure of the "financial metrics" and "betas" used in your CAPM analysis for determining estimated cost of equity and weighted-average cost of capital.

3. We note your response to comments 10 and 11 of our letter dated November 3, 2010. Please clarify how the "representative range" of multiples for the peer group companies,

as used in the first sentence of the paragraph above the tabular disclosure on page 30, differs from the full range of multiples for the peer group companies. It is unclear how the advisor arrived at the representative range. Also, with respect to prior comment 11, please clarify the phrase "is not in itself a meaningful method of using peer group data" in the last full paragraph on page 30.

The Merger Agreement, page 43

Capitalization Adjustment, page 44

4. We note your response to comment 15 of our letter dated November 3, 2010. It is unclear how you will provide the information regarding a capital adjustment to your shareholders in supplemental proxy materials "sufficiently in advance" of the meeting when the determination date of the capital adjustment appears to be the effective time of the merger. Please advise. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Patrick Schultheis, Esq.
        Fax: (206) 883-2699